CLIFTON STAR RESOURCES INC.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED DECEMBER 31, 2009

The following discussion and analysis, prepared as of February 23, 2010, should be read together with the unaudited financial statements for the six month period ended December 31, 2009 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2009 and 2008, and the Management Discussion and Analysis for those years.

Additional information related to the Company is available for view on the Company’s website at www.cliftonstarresources.com and on SEDAR at www.sedar.com.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Description of Business

Clifton Star Resources Inc. (“the Company”) is incorporated under the laws of British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties in Canada.

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these financial statements.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Overall Performance

The Company incurred a net loss of $2,308,527 (2008 – $1,333,087) during the six month period ended December 31, 2009.  The increased loss is primarily attributed to the recognition of non-cash stock-based compensation expense of $1,693,015 (2008 - $1,104,741).  During the current period the Company granted 450,000 (2008 – 800,000) stock options.  The increase in stock-based compensation is primarily attributed to a significantly higher volatility rate in the Company’s stock price.

Professional fees of $198,939 (2008 – $99,437) in the current period are higher than the comparative period.  Legal fees of $156,473 (2008 - $52,857) are significantly higher primarily as a result of negotiating the joint venture agreement with Osisko Mining Corporation, postponement of the Annual General Meeting to counter-attack against the dissident shareholder proxy  circular and to defend itself against the statement of claim from a former employee and a consultant.  Accounting and audit fees of $42,466 (2008 - $46,580) are slightly lower as a result of decreased financing and mineral property exploration activities.

Shareholder costs of $100,609 (2008 - $13,974) increased significantly in the current period primarily as a result of the postponement of the Annual General Meeting to counter-attack against the dissident shareholder proxy circular.

Management fees of $75,000 (2008 - $48,000) increased as a result of the Company entering into a three year management agreement on January 1, 2009 (amended October 1, 2009) with Harry Miller the Company’s President and Director.  Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller $180,000 per annum which is to be paid in quarterly instalments.  Company management decided that its President should be compensated as the Company’s business, finance and exploration activities are growing rapidly.

Consulting fees of $63,183 (2008 - $59,031) are slightly higher than the comparative period as a result of the Company requiring more time from its Chief Financial Officer.

Travel and telephone expenses of $51,519 (2008 - $45,867) are higher than the comparative period.  The Company’s management and consultants increased their travel activities in the current period to promote the Company, attend meetings to negotiate the joint venture with Osisko Mining Corporation and to continue work on its defense against the statement of claim described in the contingency note.

Investor relations of $33,506 (2008 - $92,087) is significantly lower than the comparative period.  During the current period the Company paid Bay Street Connect $5,000 per month to conduct investor relations on behalf of the Company.  The Company also published 3-D models of some of its mineral properties on the website operated by Corebox Online Services.  Additional advertising was posted on Gold Seek LLC website.  In the comparative period the Company had paid a consulting firm to produce promotional video of the Company’s mineral properties, advertised on television in the United States and participated in a trade show.

During the current period the Company had $43,390 of interest expense compared to $86,113 interest income in the same period in the prior fiscal year.  An over-accrual of interest on one of the interest-bearing term deposits with a variable interest rate resulted in the recognition of interest expense during the current period.

At December 31, 2009, the Company had $1,328,251 (2008 - $8,168,456) in cash.  Working capital deficiency at December 31, 2009 was $173,239 (2008 - $7,939,515).  The Company’s financial position has declined recently as it did not conduct any private placements during the current period.  The Company received $1,487,284 from the exercise of 105,000 stock options and 571,428 warrants in the current period.  During the same period last year the Company received gross proceeds of $11,527,333 from flow-through and non-flow through private placements.  The Company paid share issue costs of $582,423 cash and granted 506,414 agent options valued at $735,937 for the private placements.  An additional 267,427 finder’s fee shares valued at $682,431 were issued in conjunction with the private placements.  The Company also received $57,750 from the exercise of 75,000 stock options.

During the current period the management team focused on finalizing the joint venture with Osisko Mining Corporation and renegotiating the terms on the Beattie, Donchester and Dumico properties.  Both of these agreements are significant milestones for the Company and are described in the mineral properties and deferred exploration costs note disclosures.

The Company’s mineral property exploration activities of $2,316,640 (2008 - $7,855,440) cash are significantly lower than the comparative period as the Company cut-back on exploration as it anticipated that Osisko Mining Corporation would commence exploration activities to earn its 50% interest in the Duparquet project.

Commitments

Management agreement

On January 1, 2009, the Company entered into a three year management agreement (amended October 1, 2009) with Harry Miller, the Company’s President and Director.

Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller $180,000 per annum which is to be paid in quarterly instalments.

The Company has also agreed to compensate Mr. Miller approximately $780,000 in the event that the management agreement is terminated or there is a change in control of the Company.

Cat Lake property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with 2588111 Manitoba Ltd. (“2588111”).  The Cat Lake property is comprised of nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District which is approximately 193 kilometres northeast of Winnipeg, Manitoba.

Under terms of the option agreement, the Company must keep the property in good standing (currently in good standing until July 28, 2015) and incur minimum exploration expenditures of $33,000 (incurred) by July 28, 2010.

Central Duparquet

On December 15, 2008, the Company signed an option agreement whereby it may acquire a 100% interest in the Central Duparquet property.  The property is comprised of 18 mineral claims totaling 293 hectares located in the Duparquet Township, Quebec.  To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property.  A term of this disposition will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash.

The optionor will retain a 2% Net Smelter Return Royalty (“NSR”).

Duquesne property

The Company signed an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007) whereby it may acquire all the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”), a private Canadian mineral exploration company, from the shareholders of Duquesne (“Optionor”).  The main asset of Duquesne is the Duquesne Gold Project that includes fifty five mineral claims and one mining concession located in Destor Township, Quebec.

Pursuant to the terms of the option agreement, the Company issued 10,000 common shares valued at $18,500 to the optionor and must pay $1,800,000 ($1,350,000 paid) cash over a three-year period and spend $4,000,000 of exploration expenditures (incurred) on the property during a four-year period.

The optionor will retain a 3% Net Smelter Return Royalty (“NSR”) while the Company has the option to purchase from the optionor the 3% NSR in consideration for the sum of $1,000,000 for each 0.5% at any time for a total of $6,000,000.

Upon expenditure of the exploration expenditures on the property, the optionor will be entitled to 5% of the gross overriding revenue (“GOR”) from the production and sale of minerals from the property.

During the year ended June 30, 2009, the Company acquired additional claims totaling 964 hectares known as the Duquesne Extension for $35,000.  The Duquesne Extension adjoins the Duquesne property to the south and southwest.

In addition, the Company paid $250,000 to acquire claims totaling 525 hectares known as the Lepine and Destor properties.  These claims are contiguous to the northwest and east of the Duquesne property.  The optionor will retain a 2% Net Smelter Return Royalty.

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008 and April 8, 2009) with Beattie Gold Mines Ltd. ("Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”) respectively with similar terms.

On October 26, 2009, the Company signed a Letter of Intent with the optionors.  The Company renegotiated with the optionors to terminate the aforementioned mineral property option agreements and enter into new agreements.

Beattie owns an underground mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights. 2588111 owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions.  All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

Terms of the new agreements are as follows:

i)

cash payment of $3,400,000 to Beattie, $1,700,000 to 2699681, and $3,400,000 to 2588111 which was due on December 1, 2009 has been extended to June 1, 2010 and will earn the Company 10% of the issued and outstanding shares of the optionors;

ii)

cash payment of $8,800,000 to Beattie, $4,400,000 to 2699681, and $8,800,000 to 2588111 due on December 1, 2012; and

iii)

cash payment of $12,000,000 to Beattie, $6,000,000 to 2699681, and $12,000,000 to 2588111 will earn the Company the remaining 90% of the issued and outstanding shares of optionors.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, the Company would be obligated to purchase all of the outstanding shares of the optionors as follows:

iv)

cash payment of $24,200,000 to Beattie if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

v)

cash payment of $12,100,000 to 2699681 if this event occurred prior to June 1, 2010 or $10,400,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $6,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

vi)

cash payment of $24,200,000 if this event occurred prior to June 1, 2010 or $20,800,000 if this event occurred after June 1, 2010 but prior to December 1, 2012 or $12,000,000 if this event occurred after December 1, 2012 but prior to December 1, 2017.

The optionors will retain a 2% Net Smelter Royalty.

Property Option, Joint Venture Agreement and Commitment Letter

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement (the “Agreement”) with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet project.  The Duparquet project is comprised of the Beattie, Central Duparquet, Donchester, Dumico and Duquesne properties.

Terms of the agreement are as follows:

Osisko shall make contributions to the joint venture in the first year, which shall commence on January 1, 2010, of a minimum of $15,000,000.  Thereafter, Osisko agrees:

To contribute $15,700,000 in earn-in payments to the joint venture in the second year, which shall commence on January 1, 2011;

To contribute $23,600,000 in earn-in payments to the joint venture in the third year, which shall commence on January 1, 2012; and

To contribute $15,700,000 in earn-in payments to the joint venture in the fourth year, which shall commence on January 1, 2013;

By making such payments (a total of $70,000,000) Osisko shall earn a 50% interest in the joint venture over a period of four years.  Osisko shall have the right to increase the rate of earn-in payments and accelerate the term of the option period to acquire the 50% interest under the joint venture.  Earn-in payments shall be used by the joint venture to finance the activities of the joint venture.

Osisko will act as operator of the joint venture during the option period and thereafter so long as Osisko has a 50% or greater interest in the joint venture.

On December 10, 2009, Osisko also issued a commitment letter to provide the Company with the following financings if required:

For a period of 24 months the principal amount of $8,500,000 at a rate of interest per year of 5% calculated on the full principal amount and compounded monthly from and including the day the funds are advanced to and including the date of payment.  The maturity date on the $8,500,000 loan will be the 24-month anniversary of the advance of funds with the option exercisable by the Company to repay the full amount of principal and interest owing thereunder at any time prior to the maturity date.

For a period of 36 months up to an aggregate principal amount of $22,500,000 at the rate of interest per year of 5% calculated on the outstanding principal amount compounded monthly from and including the dates that funds are advanced to and including the date of payment.  The principal amount and interest owing pursuant to the $22,500,000 loan shall be due and payable on the 36-month anniversary of the date of execution of the joint venture agreement with the option exercisable by the Company to repay the full amount of principal and interest owing thereunder at any time prior to maturity.

Each of the $8,500,000 and $22,500,000 loans will be unsecured, will be the subject of a loan agreement, and will be evidenced by promissory notes in such amounts.

The loans from Osisko to the Company will be to facilitate payments to the underlying property owners which will assist the Company in securing full title to the property.  In the event that at any time Osisko determines that it will not proceed to finance the earn-in payments under the joint venture prior to expiry of the option period and abandons its interest in the project, the Company, at its sole option, may elect to convert the entire amount of principal and interest owing under the loans into common shares of the Company at a conversion price per share equal to $3.12, provided such conversion shall be subject to prior approval of applicable regulatory agencies and stock exchanges. The loan agreement shall provide for the customary anti-dilution and conversion rights protection for the lender.

If the Company (i) does not drawdown on the loans and obtains alternate equity financing to meet the Company's obligations for payments required under the revised underlying option agreements related to the project, and (ii) makes the required payments under such agreements, Osisko shall have no further obligation to advance funds under the loans but will contribute an additional $31,000,000 to the joint venture, of which $15,500,000 will be advanced on behalf of the Company's pro rata share of expenditures under the joint venture to be repaid from the Company's share of production.  The Company shall have no right to convert such advances into shares of the Company.

Upon the execution of the joint venture agreement, Osisko agreed to make an unsecured loan to the Company for the principal amount of $6,000,000 on or before January 1, 2010 (the Company did not request the loan on January 1, 2010), for general corporate purposes.  The initial loan will be unsecured, bear interest at the rate of 5% per year and have a term of 12 months from the date of advance. The initial loan will be evidenced by a promissory note.  The Company, at its sole option, may elect at any time to convert the entire amount of principal and interest owing under the initial loan into common shares of the Company at a conversion price per share of $3.12, provided such conversion is subject to prior approval of applicable regulatory agencies and stock exchanges.  The promissory note shall provide for the customary anti-dilution and conversion rights protection for the lender.

Other events and transactions

Granted stock options

On September 8, 2009, the Company granted 450,000 stock options to a director and a consultant which are exercisable at $2.30 per share until September 8, 2011.

Vested stock options

On July 1, 2009, 50,000 stock options vested which are exercisable at $2.60 per share until April 1, 2011.

On July 19, 2009, 12,500 stock options vested which were exercisable at $2.50 per share until October 19, 2009.

On August 7, 2009, 9,375 stock options vested which are exercisable at $2.50 per share until May 7, 2010.

On August 17, 2009, 42,500 stock options vested which are exercisable at $2.55 per share until February 17, 2011.

On August 20, 2009, 50,000 stock options vested which are exercisable at $2.55 per share until February 20, 2011.

On August 26, 2009, 56,250 stock options vested which are exercisable at $3.10 per share until August 26, 2010.

On September 3, 2009, 25,000 stock options vested which are exercisable at $2.65 per share until March 3, 2010.

On September 17, 2009, 25,000 stock options vested which are exercisable at $2.70 per share until June 17, 2010.

On September 22, 2009, 21,250 stock options vested which are exercisable at $2.60 per share until September 22, 2010.

On September 30, 2009, 243,750 stock options vested which are exercisable at $2.50 per share until January 2, 2010.

On October 1, 2009, 50,000 stock options vested which are exercisable at $2.60 per share until April 1, 2011.

On November 7, 2009, 9,375 stock options vested which are exercisable at $2.50 per share until May 7, 2010.

On November 17, 2009, 42,500 stock options vested which are exercisable at $2.55 per share until February 17, 2011.

On November 20, 2009, 50,000 stock options vested which are exercisable at $2.55 per share until February 20, 2011.

On November 26, 2009, 56,250 stock options vested which are exercisable at $3.10 per share until August 26, 2010.

On December 3, 2009, 25,000 stock options vested which are exercisable at $2.65 per share until March 3, 2010.

On December 17, 2009, 25,000 stock options vested which are exercisable at $2.70 per share until June 17, 2010.

On December 22, 2009, 18,750 stock options vested which are exercisable at $2.60 per share until September 22, 2010.

Exercised stock options

On November 25, 2009, the Company issued 50,000 common shares at $2.60 per share for proceeds of $130,000 pursuant to the exercise of stock options with an April 1, 2011 expiry date.  Capital stock and contributed surplus were each adjusted by $74,426 for stock-based compensation previously recorded on these exercised stock options.

On December 14, 2009, the Company issued 50,000 common shares at $2.60 per share for proceeds of $130,000 pursuant to the exercise of stock options with an April 1, 2011 expiry date.  Capital stock and contributed surplus were each adjusted by $74,426 for stock-based compensation previously recorded on these exercised stock options.

On December 22, 2009, the Company issued 5,000 common shares at $2.60 per share for proceeds of $13,000 pursuant to the exercise of stock options with a September 22, 2010 expiry date.  Capital stock and contributed surplus were each adjusted by $10,218 for stock-based compensation previously recorded on these exercised stock options.

Expired stock options

On July 11, 2009, 300,000 stock options exercisable at $2.00 per share expired unexercised.

On October 19, 2009, 100,000 stock options exercisable at $2.50 per share expired unexercised.

Expired agent options

On October 9, 2009, 50,000 agent stock options exercisable at $2.00 per share expired unexercised.

On October 9, 2009, 61,224 agent stock options exercisable at $2.45 per share expired unexercised.

Exercised warrants

On October 22, 2009, the Company received $1,050,000 from the exercise of 500,000 warrants at $2.10 per share with an October 9, 2009 expiry date.

On December 14, 2009, the Company received $164,284 from the exercise of 71,428 warrants at $2.30 per share with an April 14, 2010 expiry date.

Expired warrants

On October 9, 2009, 612,243 warrants exercisable at $2.60 per share expired unexercised.

Share subscription received in advance

On December 31, 2009, the Company received a $215,000 share subscription from the exercise of 100,000 stock options at $2.15 per share with a January 2, 2010 expiry date. (see subsequent events)

Annual General Meeting

On December 16, 2009, the Company announced that it postponed its Annual General Meeting to December 30, 2009 after the Board of Directors became aware of a covert dissident proxy campaign mounted by its largest shareholder, MineralFields Fund Management Inc., aimed at replacing three of the Company’s five Board nominees with their own nominees, without any prior notification to, or discussion with, Company management, and without any prior notification to shareholders or the market generally.

Postponement of the meeting was in the Company’s best interests, in order to avoid the disenfranchisement of its shareholders, and to ensure that all shareholders were given an equal opportunity to make an informed decision on the election of the Board.

All of management’s proposed resolutions were passed at the meeting.

Shareholder interests

On August 21, 2009, Joe Dwek Management Consultants (“JDM”) announced that it had indirect control and direction over 10,540,803 common shares of the Company and 7,243,827 warrants to purchase shares representing approximately 77.1% of the outstanding shares of the Company on a fully diluted basis.

On October 21, 2009, Joe Dwek Management Consultants (“JDM”) announced that it had indirect control and direction over 8,520,703 common shares of the Company and 7,243,827 warrants to purchase shares representing approximately 52.04% of the outstanding shares of the Company on a fully diluted basis.

On October 21, 2009, Pathway Quebec Mining 2008-II Flow-Through LP announced that it proposed to sell all of the 1,200,000 common shares it owned in the Company.

On October 21, 2009, Pathway Multi Series Fund Inc. announced that it proposed to sell all of the 1,090,850 common shares it owned in the Company.

On October 21, 2009, MineralFields 2008-VI Super Flow-Through LP announced that it proposed to sell all of the 800,000 common shares it owned in the Company.

On October 21, 2009, MineralFields 2008-VII Super Flow-Through LP announced that it proposed to sell all of the 106,160 common shares it owned in the Company.

On October 21, 2009, MineralFields B.C. 2007 Super Flow-Through LP announced that it proposed to sell all of the 278,018 common shares it owned in the Company.

On October 21, 2009, MineralFields BC 2008-IX Super Flow-Through LP announced that it proposed to sell all of the 240,000 common shares it owned in the Company.

On October 21, 2009, MineralFields 2007-II Super Flow-Through LP announced that it proposed to sell all of the 168,884 common shares it owned in the Company.

On October 21, 2009, MineralFields 2007 Super Flow-Through LP announced that it proposed to sell all of the 1,333,332 common shares it owned in the Company.

The following events occurred subsequent to December 31, 2009:

Share issuances

On January 2, 2010, the Company received a $1,000,000 share subscription from the exercise of 550,000 stock options at $2.50 per share which had a January 2, 2010 expiry date.  The Company issued the shares on January 22, 2010.

On January 22, 2010, the Company issued 100,000 common shares from share subscriptions received in advance.  These shares were issued for the exercise of 100,000 stock options exercised at $2.15 per share which had a January 2, 2010 expiry date.

On January 27, 2010, the Company received $230,000 for share subscriptions.  On February 1, 2010, the Company issued 50,000 common shares valued at $130,000 for the exercise of stock options at $2.60 per share with an April 1, 2011 expiry date.  The 50,000 common shares for the remaining $130,000 in share subscriptions will be issued on the options’ final vesting date, April 1, 2010.

On February 1, 2010, the Company received $2,737 from the exercise of 1,190 warrants at $2.30 per share with an April 14, 2010, expiry date.

On February 1, 2010, the Company received $5,680 from the exercise of 2,272 warrants at $2.50 per share with a June 24, 2010 expiry date.

On February 1, 2010, the Company received $13,000 from the exercise of 5,000 stock options at $2.60 per share with a September 22, 2010 expiry date.

On February 9, 2010, the Company received $530,000 from the exercise of 200,000 stock options at $2.65 per share with a March 3, 2010 expiry date.

On February 10, 2010, the Company received $10,400 from the exercise of 4,000 stock options at $2.60 per share with a September 22, 2010 expiry date.

Granted stock options

On January 22, 2010, the Company granted 1,375,000 stock options to directors, officers and consultants which are exercisable at $5.35 per share until January 22, 2013.  An additional 500,000 options were granted to a consultant at $5.80 per share until January 22, 2013.

Appointment of Director

On January 27, 2010, the Company announced the appointment of Ross Glanville, P.Eng, MBA, CGA to the Board of Directors.  Mr. Glanville brings over forty years resource-related experience in exploration, financing, development, and operation of a number of mines.

Mr. Glanville specializes in valuations of public and private companies engaged in mineral exploration and development of mining projects throughout the world.  He graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972.  In 1974, he obtained an MBA specializing in finance and securities analysis.  In 1980, he became a member of the Certified General Accountants of British Columbia.

Results of Operations

The Company had a net loss of $2,308,527 (2008 – $1,333,087) during the six month period ended December 31, 2009.  The expenses are as follows:

•

Amortization expense of $380 (2008 – $543) is similar to the comparative period.

•

Consulting fees of $63,183 (2008 - $59,031) are slightly higher than the comparative period as a result of the Company requiring more time from its Chief Financial Officer.

•

Filing and transfer agent fees of $11,983 (2008 - $71,571) in the comparative period were significantly higher as a result of the Company completing Nil (2008 – 5) private placements.

•

Insurance expense of $15,789 (2008 - $12,763) is higher than the comparative period as a result of a rate increase.

•

Investor relations of $33,506 (2008 - $92,087) is significantly lower than the comparative period.  During the current period the Company paid Bay Street Connect $5,000 per month to conduct investor relations on behalf of the Company.  The Company also published 3-D models of some of its mineral properties on the website operated by Corebox Online Services.  Additional advertising was posted on Gold Seek LLC website.  In the comparative period the Company had paid a consulting firm to produce promotional video of the Company’s mineral properties, advertised on television in the United States and participated in a trade show.

•

Management fees of $75,000 (2008 - $48,000) increased as a result of the Company entering into a three year management agreement on January 1, 2009 (amended October 1, 2009) with Harry Miller the Company’s President and Director.  Pursuant to the amended management agreement, the Company agreed to pay Mr. Miller $180,000 per annum which is to be paid in quarterly instalments.  Company management decided that its President should be compensated as the Company’s business, finance and exploration activities are growing rapidly.

•

Office and miscellaneous of $21,214 (2008 - $21,686) is similar to the comparative period.

•

Professional fees of $198,939 (2008 - $99,437) in the current period are higher than the comparative period.  Legal fees of $156,473 (2008 - $52,857) are significantly higher primarily as a result of negotiating the joint venture agreement with Osisko Mining Corporation, postponement of the Annual General Meeting to counter-attack against the dissident shareholder proxy circular and to defend itself against the statement of claim from a former employee and a consultant.  Accounting and audit fees of $42,466 (2008 - $46,580) are slightly lower as a result of decreased financing and mineral property exploration activities.

•

Shareholder costs of $100,609 (2008 - $13,974) increased significantly in the current period primarily as a result of the postponement of the Annual General Meeting to counter-attack against the dissident shareholder proxy circular.

•

Stock-based compensation of $1,693,015 (2008 - $1,104,741) increased as a result of a significantly higher volatility rate in the Company’s stock price.

•

Travel and telephone expenses of $51,519 (2008 - $45,867) are higher than the comparative period.  The Company’s management and consultants increased their travel activities in the current period to promote the Company, attend meetings to negotiate the joint venture with Osisko Mining Corporation and to continue work on its defense against the statement of claim described in the contingency note.

During the current period the Company had $43,390 of interest expense compared to $86,113 interest income in the same period in the prior fiscal year.  An over-accrual of interest on one of the interest-bearing term deposits with a variable interest rate resulted in the recognition of interest expense during the current period.

Exploration Expenditures

During the six month period ended December 31, 2009, the Company incurred total exploration expenditures of $3,011,083 (2008 - $5,525,315).

Fifty eight drill holes totaling 11,663.1 metres were drilled at a cost of $1,274,203 during the six month period ended December 31, 2009.  An average depth of 201.1 metres was drilled at an average cost of $123.33 per metre ($102.86 per metre for drilling and $20.47 per metre for supporting costs including logging and assaying).  The Company drilled 44 holes

Property	Total metres drilled	Total number of drill holes	Average depth in metres/hole

Beattie	8,450.1	44	192.0
Donchester	861.0	3	287.0
Dumico	2,352	11	213.8

TOTAL	11,663.1	58	692.8

No drilling was done on the Duquesne property during the current period.

The RW Zone, located in the central section of the Syenite Porphyry Complex (Beattie Property) which hosts the two contact zones, the North Zone and the South Zone, was traced by detailed and closely spaced drilling (at 25 metre centres) for some three hundred metres.  This zone is open in both directions along strike and to depth.

The mineralized zones within the southern contact area of the Syenite Porphyry Complex (Dumico Property) were traced along strike for some 600 metres along strike; extending the zones for another 350 metres strike length as delineated by the previous drill program in 2008.  Two parallel mineralized zones were encountered, and appear to be in line of strike with the Central Duparquet mineralized zones some 400 metres to the west.

The drilling on the Donchester property was used to determine the actual dip of the North Zone in the area where the wider mineralized zones were intersected.  It appears that the mineralized zone is vertical at surface and dips more flatly to the south at depth.

The 2010 drill programs, 100,000 metres for the Beattie project and 20,000 metres for the Duquesne project, will be used to outline open- pit potential in the western sections of the Syenite Porphyry Complex and the continuity of the mineralized syenite porphyry structure associated with the Nippissing Zone respectively.  The drilling in 2010 will commence with two drills on the Duquesne property and three to four drills on the Beattie property.  The drill contracts have been tendered out to Foramex Drilling and Bradley Brothers Drilling.  The drill tenders are approximately 25% to 30% lower than the 2008-2009 drill costs.

Property Updates

On July 30, 2009, Fred Archibald, the Company’s Vice-President of exploration commented that “this is turning out to be a very productive year for the Company” and “not only have we extended the syenite porphyry complex consisting of the Beattie, Donchester, Central Duparquet and Dumico to about 4,500 metres, and exposed five major vein structures, but recent extended sampling of existing core strongly indicate that gold values are disseminated between the vein structures thus introducing the possibility of large-scale open-pit potential.”

The Company also released the results for all drill holes on its gold properties along the Porcupine-Destor fault new Duparquet, Quebec:

Beattie Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

B09-01	South	1,423 E	105.0	112.0	7.0	2.66
B09-02	North	1,382 E	226.70	245.0	18.30	1.91
B09-03	North	1,419 E	243.35	259.10	15.75	2.10
B09-05	North	1,422 E	490.80	495.70	4.90	3.04
B09-06	South	1,360 E	20.0	23.0	3.0	4.60
			66.0	69.20	3.20	6.0
B09-10	RW	110 E	30.0	40.50	10.50	4.72
B09-11	RW	826 E	415.80	431.80	16.0	1.57
B09-12	North	766 E	393.0	399.0	2.98	2.98
B09-13	RW	874 E	16.0	21.50	4.0	1.53
B09-14	South	918 E	94.0	100.0	6.0	7.23
B09-16	South	1,327 E	332.0	339.0	7.0	2.62
B09-18	North	1,371 E	411.0	417.0	6.0	2.0
B09-21	South	1,024 E	45.0	53.0	8.0	4.44
			147.0	151.0	4.0	2.30
B09-22	South	1,074 E	55.40	61.0	5.60	3.0
			65.0	76.0	11.0	1.44
B09-23	South	1,130 E	70.60	74.10	3.50	2.10
B09-24	North	1,317 E	214.0	220.85	6.85	1.91
			385.60	427.0	11.45	1.15
B09-25	South	1,138 E	406.0	410.50	4.50	11.19
			472.0	481.50	9.50	1.42
B09-27	North	1,259 E	451.50	456.40	4.90	7.24
B09-30	North	819 E	118.70	122.70	3.90	3.29
B09-31	North	878 E	320.0	347.0	27.0	1.74
B09-32	RW	925 E	20.0	37.0	17.0	7.0
			278.0	284.0	6.0	3.31
B09-33	North	921 E	317.0	337.0	20.0	1.65
B09-36	South	1,259 E	188.30	192.0	3.70	4.70
B09-37	RW	1,055 E	27.30	34.0	6.70	5.10
B09-38	South	1,232 E	217.20	222.90	5.70	6.87
B09-39	RW	1,014 E	90.0	94.0	4.0	1.52
B09-40	South	1,195 E	451.0	462.0	11.0	1.32
			537.0	551.0	14.0	3.15
B09-41	South	1,026 E	167.0	185.50	7.10	1.76
			198.0	209.0	11.0	1.51
B09-42	North	172 E	44.0	53.0	9.0	1.35
			167.0	183.0	16.0	1.0
B09-43	North	172 E	55.20	122.0	66.80	1.10
			227.0	237.0	10.0	1.58
B09-44	North	112 E	57.0	102.00	45.0	2.05
B09-45	North	112 E	68.0	115.0	47.0	3.0
B09-47	RW	967 E	178.0	190.50	12.50	3.0
B09-48	South	784 E	120.0	131.0	11.0	3.13
B09-49	RW	969 E	34.0	89.0	55.0	1.54
B09-50	North	977 E	505.0	515.0	10.0	2.31
B09-51	South	1,497 E	46.0	62.0	16.0	2.09
			137.0	155.0	18.0	2.44
B09-52	South	916 E	482.0	495.0	13.0	1.51
B09-53	South	857 E	241.0	252.0	11.0	2.54
			362.0	379.0	17.0	2.16
			386.0	399.0	13.0	1.85
B09-54	North	133 E	97.0	107.0	6.0	2.26
B09-55	North	83 E	95.0	106.40	11.40	2.96
B09-56	North	74 E	95.0	124.0	10.0	1.61
B09-57	North	74 E	72.0	85.0	13.0	1.04
B09-59	North	24 E	117.0	122.0	5.0	1.63
B09-60	North	24 E	77.0	88.0	11.0	1.76
B09-64	North	90 E	55.20	122.0	66.80	1.10
B09-65	North	38 E	45.45	54.45	9.0	3.19
B09-66	RW	928 E	19.50	49.50	30.0	2.13
B09-67	RW	1,049 E	27.30	64.80	37.50	1.0

Donchester Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

D09-01	North	1,832 E	156.0	433.10	277.10	1.0
D09-02	North	2,129 E	301.0	305.0	4.0	3.93
D09-03	North	2,129 E	287.60	292.30	4.70	4.19
D09-04	North	2,251 E	105.0	119.0	14.0	3.74
D09-05	North	1,729 E	209.0	214.0	6.0	3.81
			250.0	254.0	4.0	2.66
D09-06	North	1,729 E	347.0	350.50	3.50	1.49
D09-07	North	2,256 E	544.0	551.30	7.30	2.44
D09-08	North	1,310 E	409.0	437.0	28.0	1.14
D09-14	North	1,965 E	60.0	96.10	36.10	1.14
D09-15	North	1,832 E	100.0	123.0	23.0	2.32
D09-17	North	1,787 E	23.0	33.0	10.0	1.10
			101.0	114.0	13.0	1.36
D09-18	North	1,738 E	62.0	88.0	26.0	2.05
D09-21	South	752 E	376.0	379.0	3.0	5.42
D09-22	South	1,760 E	255.0	260.0	4.0	3.56
D09-24	South	1,897 E	119.40	130.90	11.50	1.09
			150.0	156.0	6.0	3.29
			264.0	271.0	7.0	2.64
D09-26	South	2,284 E	100.50	109.50	9.0	1.79
D09-30	South	2,446 E	168.90	173.35	4.45	6.02
D09-31	South	2,496 E	144.0	149.60	5.60	2.98
D09-34	South	2,548 E	371.75	374.75	3.0	4.21
D09-36	North	2,201 E	92.0	109.20	17.20	3.54
D09-38	North	2,279 E	275.0	331.0	56.0	1.80
D09-40	North	2,324 E	298.60	329.30	31.30	1.71

Duquesne Property

Drill Hole	Zone	Location (m)	From (m)	To (m)	Length (m)	Gold Value (g/t)

DQ09-09	Nip	0 E	304.0	321.0	17.0	5.31
DQ09-10	Nip	300 E	17.0	23.0	6.0	3.86
DQ09-13	Nip	150 E	42.0	53.0	11.0	2.17

The true widths are approximately 75% core width on average.

On September 8, 2009, the Company received an updated National Instrument 43-101 compliant report from Peter Bevan, PEng. on the Beattie and Donchester properties which incorporated drilling results up to May 31, 2009.

For open-pit potential using one-gram cut-off:

Beattie (North, RW and South zones)

119,569 tonnes at 3.78 grams per tonne Au (measured)

2,696,841 tonnes at 3.21 g/t Au (indicated)

6,347,090 tonnes at 3.36 g/t Au (inferred)

Total:  30,421,007 g Au or 978,073 ounces Au

Donchester (North and South zones)

323,397 tonnes at 5.08 g/t Au (indicated)

11,705,304 tonnes at 2.79 g/t Au (inferred)

Total tonnes:  18,192,201 averaging 3.56 g/t Au

Total:  34,310,803 g Au or 1,103,136 ounces Au

Combined total:  64,731,840 g Au or 2,081,209 ounces Au

For underground potential using 2.4 g cut-off:

Beattie

124,254 tonnes at 3.78 g/t Au (measured)

1,482,541 tonnes at 4.47 g/t Au (indicated)

2,091,159 tonnes at 4.26 g/t Au (inferred)

Total:  16,358,148 g Au

Donchester

180,470 tonnes at 5.35 g/t Au (indicated)

3,050,521 tonnes at 4.37 g/t Au (inferred)

Total:  14,309,759 g Au

Total tonnes:  6,928,945 averaging 4.37 g/t

Combined total:  30,667,907 g or approximately one million ounces

The North zone has been extended by drilling to a strike length of 2,600 metres and a vertical depth of approximately 325 metres.  Mapping and trenching have extended this zone to date an additional 400 metres.

The South zone has been extended by drilling to a strike length of 2,600 metres and a vertical depth of 240 metres.  To date, mapping and trenching have extended this zone an additional 1,000 metres.

The RW zone has been extended by drilling to a strike length of 1,400 metres and a vertical depth of 240 metres.  This zone is currently being extended by stripping and channel sampling.

All zones remain open at length and depth.

Scott-Wilson-Roscoe-Postle Associates have been using the Gemcom Whittle software program to determine open-pit potential for the properties and in doing so is using lower cut-off grades.  In a subsequent news release all values associated with the extended core analysis being used by Scott-Wilson will be released.  Although delays have occurred in the development of the model, the Company is optimistic that its National Instrument 43-101 report will be available before too long.

After a program of stripping and channel sampling, drill targets are being realized for the Dumico property.  Drilling is also being planned for the Central Duparquet property which has a historical estimate of 574,000 tonnes averaging 5.10 grams per tonne Au (Geospex Ltd., 1990).

The Company is pleased to announce that it has been granted the right to ship up to 100,000 tons of tailings and material from auxillary dump sites to the smelter.  Metallurgical studies are currently under way at Queen’s University and various smelters in the area.  All proceeds will accrue to the Company.  The major tailings field is currently under re-examination and analysis by Genivar.

Under direction of Roscoe-Postle overseeing the QA/QC program, the Company’s geological team has been following its protocols since February, 2009.  Cores are sawed in half in a secure location with one-half of the cores being bagged and sent to either ALS Chemex Chimitec at Val d’Or, Quebec, or Technilabs of Rouyn-Noranda, Quebec.  Samples are delivered on a daily basis directly to the labs by authorized Company or lab personnel.  The samples are assayed using fire assay with either AA or gravimetric finish (50 grams).  Any assays over 3.0 g/t Au are assayed using gravimetric finish.  At least 5% of the pulps and 5% of the rejects are sent as check samples to another lab.  At least 10% of the samples are blanks or certified reference standards.  Approximately 2% of the samples are being quartered and sent as check samples.  By doing the above the Company is assured of good quality sampling and assay results in keeping with regulatory reporting requirements.

On September 17, 2009 the Company released recent assays obtained from the extended core sampling program at the Beattie gold deposit demonstrate the presence of broad zones hosting lower-grade gold that may be amenable to large-scale, open-pit mining methods.

HIGHLIGHTS OF EXTENDED CORE SAMPLING PROGRAM FOR BEATTIE DEPOSIT

Drill Hole	After – New Intervals (0.4 g/t Au cut-off)	Before – Corresponding Old Intervals (two g/t Au cut-off, minimum width two metres)

B08-84	173.5 m at 0.98 g/t Au	7.0 m at 4.09 g/t Au and 14.0 m at 4.02 g/t Au
B08-83	100.3 m at 1.17 g/t Au	10.0 m at 2.71 g/t Au and 8.0 m at 4.95 g/t Au
B08-47	15.5 m at 1.00 g/t Au	No historical interval
B08-27	43.85 m at 0.51 g/t Au	No historical interval
B08-27	37.80 m at 1.30 g/t Au	10.9 m at 2.24 g/t Au
B08-07	40.33 m at 0.81 g/t Au	2.83 m at 3.94 g/t Au
B93-03	53.02 m at 1.10 g/t Au	2.73 m at 3.00 g/t Au; 4.10 m at 2.44 g/t Au;
2.42 at 2.46 g/t Au

Harry Miller, President of Company, commented as follows: "We are pleased that this first batch of assays from the old core continues to confirm our belief that broad and extensive zone of approximately one gram per tonne (g/t) gold may occur at our Beattie, Donchester, Central Duparquet and Dumico gold deposits.  It is remarkable that the new intervals are typically four to five times wider than the higher-grade gold zones previously reported.  At a minimum, these broader gold zones should add substantial tonnage and ounces to the project.  If spatial continuity can be demonstrated for these new and wider zones, then these zones may be amenable to low-cost, open-pit mining similar to the Canadian Malartic deposit located nearby.  "More samples from the old core are currently being prepared and shipped to the assay lab.  We will continue to report the results from this program as assays arrive in the weeks ahead."

Rationale for the extended core sampling program

Historical mining at the Beattie, Donchester, Central Duparquet, Duquesne and Dumico deposits yielded large quantities of gold from high-grade veins using traditional underground mining methods.  At least four major vein systems or zones are present: the North, South, RW and RS.  In the past, geologists submitted for assay only those portions of the drill holes cutting these four major zones, leaving the remainder of the drill core unsplit and unsampled.  It is estimated that more than 80% of all core drilled at the Beattie-Donchester-Central Duparquet-Dumico went unsampled.

In the past few years it has been demonstrated at a few gold projects in Eastern Canada that significant tonnages of lower-grade material may occur near or about the known narrow veins that were mined in the past.  The premier example is the Canadian Malartic project, owned and operated by Osisko Mining.  Recently the Company’s geologists and independent mining analysts have recognized that the Beattie-Donchester-Central Duparquet-Dumico and the Canadian Malartic deposits share key geological similarities, leading to the tentative conclusion that the Beattie-Donchester-Central Duparquet-Dumico may also host important lower-grade gold zones surrounding the higher-grade veins structures. Review of the historical assay data pertaining to the Beattie-Donchester-Central Duparquet-Dumico deposits has confirmed this possibility.  In June of this year the Company began an extensive program to assay the previously unsampled core drilled since 1987 as a means to evaluate further the possibility for substantial zones of lower-grade gold similar to those found at Canadian Malartic.

Current progress of the extended core sampling program

The Company is working with the engineering firm of Scott-Wilson-Roscoe-Postle Associates Inc. and Peter Bevan, PEng, regarding the selection of the specific cores for extended sampling.  Samples are now being submitted to analytical labs on a daily basis.  It is estimated that the present extended sampling program will require another six weeks to complete.

The Company will be commissioning an updated National Instrument 43-101 resource estimate for the Beattie-Donchester-Central Duparquet-Dumico-Duquesne deposits upon completion of the extended core sampling program.  It is anticipated that this updated report will provide the first look at a shallow resource that may be amenable to large-scale, open-pit mining methods.

COMPARISON OF NEW VERSUS HISTORICAL DRILL-HOLE INTERCEPTS, BEATTIE DEPOSIT

Hole	From (m)	To (m)	Length (m)	Au (g/t)	From (m)	To (m)	Length (m)	Au (g/t)	Section	Zone

B87-20	27.10	198.12	171.02	1.77	75.74	150.82	75.08	3.0	060E	North
					189.28	195.07	5.79	3.32		North
B88-48	47.34	128.02	80.68	3.55	50.30	110.34	60.04	4.51	120E	North
B93-03	55.48	108.50	53.02	1.10	62.80	65.53	2.73	3.00	200E	South
					84.29	88.39	4.10	2.44		South-C
					99.99	102.41	2.42	2.46		South-D
B98-01	234.00	258.20	24.20	1.48	234.00	239.10	5.10	3.90	500E	South
					254.60	258.20	3.60	2.25		South
B08-03	119.50	149.30	29.80	1.55	122.70	131.20	8.50	3.80	840E	South
B08-07	82.10	122.43	40.33	0.81	118.74	121.57	2.83	3.94	150E	South
B08-16	63.15	91.60	28.45	5.61	63.15	83.50	20.35	7.58	750E	South
B08-21	6.85	16.50	9.65	1.38	6.85	8.60	1.75	4.96	925E	South
B08-27	7.65	51.50	43.85	0.51	Note 1	Note 1	Note 1	Note 1	610E	South
	171.00	208.80	37.80	1.30	174.20	185.10	10.90	2.24		South
B08-45	234.20	332.00	97.80	1.97	236.70	242.70	6.00	3.01	545E	South
					254.00	267.45	13.45	5.23		South-C
					312.25	316.20	3.95	7.91		South-D
B08-47	306.00	321.50	15.50	1.00	Note 1	Note 1	Note 1	Note 1	615E	South
B08-67	316.50	335.00	18.50	1.75	331.00	335.00	4.00	5.74	610E	RW
B08-72	133.00	169.00	36.00	5.26	144.00	166.00	22.00	7.84	1,425E	South
B08-78	88.75	127.30	38.55	4.53	88.75	112.00	23.25	6.74	1,310E	South
B08-83	30.00	130.30	100.30	1.17	40.00	50.00	10.00	2.71	300E	South
					72.00	80.00	8.00	4.95		South-C,D
B08-84	47.00	220.50	173.50	0.98	47.00	54.00	7.00	4.09	230E	South
					80.00	94.00	14.00	4.02		South-C,D
Average (n equals 17) 58.75 m length, 1.90 Au (g/t)					Average (n equals 23) 13.69 m length, 4.34 Au (g/t)

**Average grades are weighted by interval lengths.

Note 1 - No historical interval

The true widths are estimated at approximately 70% to 80% of the core lengths on average.  Scott-Wilson-Roscoe-Postle Associates has been overseeing the QA/QC program since February, 2009, and the Company’s geologists have been following the protocols suggested by Roscoe-Postle.  Cores are sawed in half and one-half of the cores are bagged and sent to either ALS Chemex Chimitec of Val d'Or, Quebec., Technilab of St. Germaine, Quebec, or Expert Labs of Rouyn-Noranda, Quebec.  Samples are delivered on a daily basis directly to the labs by authorized Company personnel or by lab personnel. The samples are assayed using fire assay with either AA or gravimetric finish (50-gram samples).  Any assays over three g/t Au are assayed using gravimetric finish.  At least 5% of the pulps and 5% of the rejects are sent as check samples to another lab.  At least 10% of the samples are blanks or certified reference standards.  Approximately 2% of the core samples are being quartered and sent as check samples.  The Company continues to follow the strict protocols as suggested by Roscoe-Postle to assure good quality sampling and assay results in keeping with the regulatory reporting requirements.

Current National Instrument 43-101 resource estimate

An updated National Instrument 43-101 resource estimate by Peter Bevan, PEng, for the Beattie and Donchester deposits was previously announced on September 8, 2009.  These resources were calculated without the benefit of the results of the extended core sampling program described above.  As a result, the resources shown below consist mostly of mineralized rock confined to the North, South and RW vein structures.

Beattie deposit (North, South and RW zones)

Resource Category	Metric Tonnes	Grade (g/t Au)	Contained Ounces Gold

Measured	119,569	3.78	14,533
Indicated	2,696,841	3.21	278,356
Measured plus indicated	2,816,410	3.23	292,888
Inferred	6,347,090	3.36	685,731

Donchester deposit (North and South zones)

Resource Category	Metric Tonnes	Grade (g/t Au)	Contained Ounces Gold

Indicated	323,397	5.08	52,825
Inferred	11,705,304	2.79	1,050,090

These resources do not include future potential tonnages and gold ounces that may exist at the Central Duparquet, Dumico and Duquesne deposits, nor the potential tonnages and gold ounces that may be contained in the tailings facility.

Cat Lake Property Update

The property is a past producing NI-Cu-Pt-Pd property in the Lac Dubonnet Mining District of Manitoba.  During the six month period ended December 31, 2009, a total of $63,614 was spent drilling six drill holes totaling 408.50 metres.  All of the holes intersected nickel-copper mineralization up to 42.5 metres in width and dipping 60 to 65 degrees to the south.  The main zone was outlined over a strike length of some 137 metres and to a depth of 183 metres.

A concentrator was built on the property and the mining was terminated in 1953 due to low metal prices.  An estimated historical resource of 1,800,000 tons at 0.33% nickel, 0.75% copper and 0.06% cobalt exists.  Flotation tests show a recovery of up to 92% Ni-cu combined.  The mineralized zones occur within gabbro units at the contact of mafic volcanics (basalts); within the Bird River Sill Complex of the Rice Lake Group of rocks.

The following table reports results from the 2009 drill program:

Hole Number	Mineralized Section	Values Within Central Mineralized Zone

CL09-01	47.0m to 52.4m	0.215%Cu, 0.081%Ni
CL09-02	39.5m to 48.0m	0.585%Cu, 0.229%Ni
CL09-03	50.05m to 59.0m	0.882%Cu, 0.223%Ni
CL09-04	39.0m to 45.0m	0.184%Cu, 0.059%Ni
CL09-05	17.0m to 27.0m	0.428%Cu, 0.134%Ni
CL09-06	37.5m to 80.05m	1.045%Cu, 0.517%Ni

Summary of Quarterly Results

For the Quarters Ended

	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009

Total assets	$ 23,920,347	$ 21,722,793	$ 22,049,638	$ 20,520,185
Working capital	173,239	1,079,763	2,097,170	5,070,049
Shareholders’ equity	20,456,421	19,243,744	19,369,649	20,297,094
Income	-	7,214	16,298	44,819
Net loss	(941,649)	(1,366,878)	(140,797)	(531,060)
Earnings (loss) per share	(0.04)	(0.06)	(0.01)	(0.02)

For the Quarters Ended

	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008

Total assets	$ 21,098,107	$ 19,664,929	$ 11,985,206	$ 4,726,858
Working capital	7,939,515	10,606,841	4,715,962	1,975,722
Shareholders’ equity	20,481,979	18,932,777	10,648,154	4,331,274
Income	47,941	38,172	9,456	27,837
Net Income (loss)	(574,558)	(758,529)	256,847	(415,812)
Earnings (loss) per share	(0.03)	(0.04)	0.03	(0.03)

Significant changes in key financial data from 2008 to 2009 can be attributed to $141,133 interest income earned from cash investments, $649,365 received from exercised stock options, $422,432 received from the exercise of agent’s options, $3,414,281 received from the exercise of warrants, recognition of $4,718,687 in stock-based compensation, the issuance of common shares for private placements totaling gross proceeds of $16,527,318 and the commencement of exploration programs on the Beattie, Cat Lake, Central Duparquet, Donchester, Dumico and Duquesne properties.  The Company also recognized future income tax recoveries of $3,907,513 from 2008 to 2009.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Liquidity and Capital Resources

These financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	December 31, 2009	June 30, 2009

Working capital	$173,239	$2,097,170
Deficit	(7,529,777)	(5,221,250)

Net cash used in operating activities during the six month period ended December 31, 2009 was $473,180 (2008 – $761,225).  The cash used in operating activities consists primarily of operating costs and the change in non-cash working capital items.

Net cash provided by financing activities during the six month period ended December 31, 2009 was $1,702,284 (2008 - $10,062,171).  During the current period the Company received $1,214,284 from the exercise of 571,428 warrants.  An additional $273,000 was received from the exercise of 105,000 stock options in the current period.  The Company also received $215,000 in share subscriptions during the six month period ended December 31, 2009.  During the comparative period the Company received $6,527,353 from the issuance of 3,291,545 flow-through units.  An additional 2,057,605 common shares were issued for non-flow through financings totaling gross proceeds of $4,999,980.  The Company paid $582,423 cash for issue costs related to the flow-through and non-flow-through private placements.  The Company also received $57,750 from the issuance of 75,000 common shares for the exercise of stock options.  The Company issued $940,489 of common shares from previously received share subscriptions.

Net cash used in investing activities during the six month period ended December 31, 2009 was $2,316,640 (2008 - $6,855,440).  The Company paid $Nil (2008 - $1,535,000) and $2,316,640 (2008 - $5,320,440) cash for mineral property acquisition and deferred exploration costs respectively.  Deferred acquisition costs of $1,000,000 were transferred to mineral property acquisition costs during the comparative period.

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs and may be unable to continue in operation.  The Company may seek such additional financing through debt or equity offerings, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all.  Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of precious minerals or base metals or interests related thereto.  The economics of developing and producing mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the prices of minerals and metals.  Depending on these prices, the Company may determine that it is impractical to continue commercial production.  These prices have fluctuated in recent years.  Prices are affected by many factors beyond the Company’s control including anticipated changes in international investment patterns and monetary systems, economic growth rates and political developments.  The supply of precious minerals or base metals consists of a combination of new mine production, producers, financial institutions and consumers.  If the market price falls below the Company’s full production costs and remains at such levels for any sustained period of time, the Company will experience losses and may decide to discontinue operations or other development of a project or mining at one or more of its properties.

The Company has sufficient funds to cover anticipated administrative expenses throughout the year.  The Company entered into a Letter of Intent with the optionors of the Beattie, Donchester and Dumico properties thereby postponing the $8,500,000 payment due on December 1, 2009 to June 1, 2010.  As of December 31, 2009, the Company does not have sufficient funds to exercise this option but does have a letter of commitment from Osisko Mining Corporation to provide financing if desired.

It will continue to focus its exploration and development efforts on the Beattie, Central Duparquet, Donchester, Dumico and Duquesne properties with its new joint venture partner Osisko Mining Corporation.

Related Party Transactions

During the six month period ended December 31, 2009, the Company entered into the following transactions with related parties:

a)

Paid or accrued $49,661 (2008 - $68,044; 2007 - $38,790) in geological consulting fees to F.T. Archibald Consulting which is controlled by Fred Archibald, a director of the Company.

b)

Paid or accrued $22,279 (2008 - $12,901; 2007 - $3,941) in geological consulting fees to Dean Rogers, a director of the Company.

c)

Paid or accrued $19,125 (2008 - $Nil; 2007 - $Nil) in geological consulting fees to Carl Archibald, a nephew of Fred Archibald who is a director of the Company.

d)

Paid or accrued $38,183 (2008 - $21,531; 2007 - $9,525) in consulting fees to Ian Beardmore, Chief Financial Officer of the Company.

e)

Paid or accrued $9,575 (2008 - $Nil; 2007 - $Nil) in consulting fees and $14,352 (2008 - $Nil; 2007 - $Nil) in mapping fees to Alan Archibald, a brother of Fred Archibald who is a director of the Company.

f)

Paid or accrued $75,000 (2008 - $48,000; 2007 - $13,226) in management fees to Harry Miller, President and Director of the Company.

g)

Paid or accrued $44,403 (2008 - $Nil; 2007 - $Nil) in legal fees to Lavery, de Billy LLP.  Philip Nolan, a director of the Company is a partner of Lavery, de Billy LLP.

h)

Paid or accrued $Nil (2008 - $Nil; 2007 - $6,792) in legal fees to Hemsworth Schmidt, Barristers & Solicitors.  William Schmidt, a former director of the Company is a partner of Hemsworth Schmidt, Barristers & Solicitors.

Included in accounts payable is $44,403 (2008 - $Nil; 2007 - $Nil) for legal services provided by Lavery, de Billy LLP.  Philip Nolan, a director of the Company is a partner of Lavery, de Billy LLP.

Included in accounts payable is $4,000 (2008 – $4,000; 2007 - $4,000) for travel expenses due to Nick Segounis, a director of the Company.

Included in accounts payable is $1,204 (2008 - $Nil; 2007 - $1,212) for travel expenses due to Harry Miller, President and Director of the Company.

Accounts payable also includes $2,951 (2008 - $Nil; 2007 - $2,081) for geological consulting and expenses owed to F.T. Archibald Consulting which is controlled by Fred Archiblad, a director of the Company and $1,652 (2008 - $Nil; 2007 - $Nil) for geological consulting fees to director Dean Rogers.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies including Initial Adoption

New accounting pronouncement

Goodwill and intangible assets (Section 3064)

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, EIC 27, “Revenue and Expenditures in the Pre-operating Period”, was withdrawn.  The adoption of this standard did not have a material impact on the financial statements.

Future changes in accounting policies

Business combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Section 1581 – Business Combinations and 1600 – Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is not applicable for the Company’s interim and annual financial statements as it does not have any subsidiaries.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

A changeover plan is being established to convert to the new standards within the allotted timeline and is expected to consist of the following three key phases:

1. Phase 1 - Raise awareness and assess;

2. Phase 2 - Design; and

3. Phase 3 - Implementation

There will be two stages in phase one. The first stage will focus on raising awareness within the Company and provide an initial assessment of the impact of the IFRS conversion. The second stage will carry out a detailed assessment of the impact of the conversion to IFRS.

Phase two will build the tools required for the conversion based on management’s decisions about accounting options and the related disclosures.

Phase three will roll-out the designed changes.  The changes will include the development of the new accounting policies and consolidation templates, preparing the IFRS financial statements and related note disclosure.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is limited to the carrying amount on the balance sheet and arises from the Company’s cash and, receivables.

The Company’s cash are held through a major bank in Canada, which is a high credit-quality financial institution.  Receivables are mainly taxes refundable from the government and interest receivable from the bank.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2009, the Company had current assets of $1,522,165 to settle current liabilities of $1,348,926.  All of the Company’s accounts payable and accrued liabilities have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)

Interest rate risk

The Company’s cash balance has $765,000 in term deposits. The term deposits earn interest at 0.001% to 0.30% per annum.  The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no foreign assets and liabilities and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Contingency

On September 19, 2007, the Company received a statement of claim from a former employee and a consultant.  The compensation sought in the claim is as follows:

i)

An order requiring a director and a former director of the Company to sell 2,000,000 shares of the Company at $0.38 per share and an additional 1,000,000 shares at $0.65 per share to one of the plaintiffs for their claim that the Company breached a contract related to the Duquesne Gold Project.

ii)

An order requiring the delivery of 436,500 options exercisable at $0.20 per share to be granted to the former employee.

iii)

The former employee is also seeking damages of $20,000 claiming wrongful dismissal by the Company.

The action is still only at the discovery stage and it is therefore premature to evaluate the likelihood of the outcome of the claim.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as at December 31, 2009.

Credit risk

The Company does not believe it is subject to any significant credit risk although cash is held in excess of federally insured limits, with major financial institutions.

Critical Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements.  On a regular basis, the Company evaluates estimates and assumptions including those related to the recognition of stock-based compensation.

Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable. These estimates form the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from those estimates.

Additional Disclosure for Venture Issuers Without Significant Revenue

As of December 31, 2009, the Company has incurred losses and accumulated a $7,529,777 deficit.  The Company's primary focus for the foreseeable future will be on exploring and developing the Duparquet Project with its joint venture partner Osisko Mining Corporation and reviewing its financial position.

Additional disclosure concerning the Company’s mineral properties and deferred exploration costs is provided in Note 5 the Company’s unaudited financial statements for the six month period ended December 31, 2009 which are available on its SEDAR page accessed through www.sedar.com.

Outstanding Share Data

The following table summarizes the outstanding share capital as at date of this Management Discussion and Analysis:

Number of shares issued or issuable

Common shares	25,405,726
Agent’s options	763,638
Stock options	3,323,500
Warrants	7,632,949

Business Risks

Natural resources exploration, development, production and processing involve a number of business risks, some of which are beyond the Company's control.  These can be categorized as operational, financial and regulatory risks.

·

Operational risks include finding and developing reserves economically, marketing production and services, product deliverability uncertainties, changing governmental law and regulation, hiring and retaining skilled employees and contractors and conducting operations in a cost effective and safe manner. The Company continuously monitors and responds to changes in these factors and adheres to all regulations governing its operations. Insurance may be maintained at levels consistent with prudent industry practices to minimize risks, but the Company is not fully insured against all risks, nor are all such risks insurable.

·

Financial risks include commodity prices, interest rates and the Canada / United States exchange rate, all of which are beyond the Company's control.

·

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in the best interest of the Company, and include increased fees for filings, the introduction of ever more complex reporting requirements the cost of which the Company must meet in order to maintain its exchange listing.

Outlook

The Company's primary focus for the foreseeable future will be on exploring and developing the Duparquet Project with its joint venture partner Osisko Mining Corporation and reviewing its financial position.

Other Information

Additional information related to the Company is available for view on the Company’s website www.cliftonstarresources.com and on SEDAR at www.sedar.com.

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